UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Capital, L.P. 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Persons. Hamlet Holdings LLC I.R.S. Identification Nos. of above persons (entities only): 20-8359623

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a.)	☐
	(b.)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,030,443 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 38,030,443 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,030,443 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) The calculation assumes that there are 670,136,264 shares of Common Stock issued and outstanding as of February 19, 2019, as reported by the Issuer in its Annual Report on Form 10-K (File No. 001-10410) filed with the Securities and Exchange Commission on February 22, 2019.

This Amendment No. 7 to Schedule 13D (this “Amendment”) supplements and amends the Statement on Schedule 13D filed on February 7, 2008 by Hamlet Holdings LLC (“Holdings”) (the “Original Schedule 13D”), as supplemented and amended by Amendment No. 1 to Schedule 13D filed by Holdings on November 24, 2010 (“Amendment No. 1”), which Original Schedule 13D and Amendment No. 1 were amended and restated in their entirety by Amendment No. 2 to Schedule 13D filed by Holdings on February 14, 2012 (the “Amended and Rested Schedule 13D”), as supplemented and amended by Amendment No. 3 to Schedule 13D filed by Holdings on July 11, 2016 (“Amendment No. 3”), as supplemented and amended by Amendment No. 4 to Schedule 13D filed by Holdings on October 16, 2017 (“Amendment No. 4”), as supplemented and amended by Amendment No. 5 to Schedule 13D filed by Holdings on December 5, 2017 (“Amendment No. 5”), as supplemented and amended by Amendment No. 6 to Schedule 13D filed by Holdings on May 22, 2018 (“Amendment No. 6,” together with the Original Schedule 13D and Amendment No. 1, as amended and restated by the Amended and Restated Schedule 13D, and as amended by Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment, the “Schedule 13D”).

Except as specifically provided herein, this Amendment supplements, but does not modify any of the disclosure previously reported in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by inserting the following:

Hamlet Holdings expects that the Sponsor Entities will be terminating the 2017 Proxy with respect to some or all of the remaining shares subject to the 2017 Proxy as the Sponsor Entities, depending on market conditions, from time to time look for further opportunities to dispose of additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by inserting the following:

On March 7, 2019, the TPG Entities, the Co-Invest Entities and the Apollo Entities terminated the 2017 Proxy with respect to an aggregate of 36,742,314 shares of Common Stock that were sold to an unaffiliated third party by the TPG Entities, the Co-Invest Entities and the Apollo Entities, respectively.  The remaining shares of Common Stock held by each such Sponsor Entity remain subject to the 2017 Proxy, subject to the rights of each of the Sponsor Entities to terminate the 2017 Proxy as to the shares held by that Sponsor Entity, and the termination of the 2017 Proxy with respect to any such shares that are sold, transferred or other disposed of by Holdings or by a Sponsor Entity in a transaction with a third party that is not affiliated with any of the Sponsor Entities.  Following the termination of the 2017 Proxy with respect to the aggregate of 36,742,314 shares of Common Stock sold by the TPG Entities, the Co-Invest Entities, and the Apollo Entities, respectively, a total of 38,030,443 shares of Common Stock remain subject to the 2017 Proxy.  Accordingly, Holdings may be deemed to beneficially own 5.7% of the outstanding Common Stock.

The Sponsor Entities, TPG Advisors, AIF VI, the Apollo Management Entities, and Messrs. Black, Bonderman, Coulter, Harris and Rowan disclaim beneficial ownership of the shares of Common Stock included in this report and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Subparagraphs (a) through (e) of Item 5 are hereby deleted in their entirety and restated as follows:

(a)-(b) See the information contained on the cover page to this Amendment, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by Holdings assumes that there are

670,136,264 shares of Common Stock issued and outstanding as of February 19, 2019, as reported by the Issuer in its Annual Report on Form 10-K (File No. 001-10410) filed with the Securities and Exchange Commission on February 22, 2019.

(c) Holdings has not engaged in any transactions in the shares of the Common Stock in the past sixty days, except as described in this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2019

HAMLET HOLDINGS, LLC

	By:	/s/ Laurie D. Medley

Laurie D. Medley, as attorney-in-fact, pursuant to the Power of Attorney granted to Ms. Medley as set forth in the Remarks to the Form 3 filed by Hamlet Holdings LLC on February 7, 2008, which is incorporated by reference herein